FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of November, 2005


                                  UNILEVER N.V.
                 (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: November 10 2005

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99 Notice to the Netherlands Authority for the Financial Markets dated 10 November 2005

Exhibit 99


Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.          Name of the issuing institution:                      Unilever N.V.

2.          Name of the person obliged to notify:                 P.J. Cescau

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):

----------------------------------------- ----------------------- ----------------- ---------------- ----------------
Type of security                          Name of the issuing     Number of         Total capital    Total voting
                                          institution             securitiesl                        rights
----------------------------------------- ----------------------- ----------------- ---------------- ----------------
----------------------------------------- ----------------------- ----------------- ---------------- ----------------
Depositary receipt for ordinary share     Unilever N.V.           25,761            28,852.3         0
----------------------------------------- ----------------------- ----------------- ---------------- ----------------
----------------------------------------- ----------------------- ----------------- ---------------- ----------------
Employee / executive option on ordinary   Unilever N.V.           87,943            0
share of nominal value NLG 1.12
----------------------------------------- ----------------------- ----------------- ---------------- ----------------
----------------------------------------- ----------------------- ----------------- ---------------- ----------------
Restricted share rights                   Unilever N.V.           17,048            0                0
----------------------------------------- ----------------------- ----------------- ---------------- ----------------
----------------------------------------- ----------------------- ----------------- ---------------- ----------------
Conditional performance shares            Unilever N.V.           3,000             0                0
----------------------------------------- ----------------------- ----------------- ---------------- ----------------


Sort of security involved in the transaction

4.          type of security                                                      : Options
5           To be filled out if applicable

            Nominal value of the (underlying) share                               : NLG 1.12 (EUR 0.51)

            Option series                                                         : Executive Option Plan:
                                                                                    premium options


            Exercise price/conversion rate                                        : EUR 56.85

            Expiration date                                                       : 9 November 2015


Transaction in the security indicated in questions 4 and 5

6.          Transaction date                                                      : 9 November 2005

7a.         Number of securities acquired in the transaction(1)                   : 2029


b.           Number of securities sold in the transaction                         : not applicable

8.           Purchase price and/or selling price                                  : not applicable



9.          Transaction according to an investment management agreement:            O YES       X NO

10.      Statement of the total number of securities after the transaction:




----------------------------------------- ----------------------- ----------------- ---------------- ----------------
Type of security                          Name of the issuing     Number of         Total capital    Total voting
                                          institution             securitiesl                        rights
----------------------------------------- ----------------------- ----------------- ---------------- ----------------
----------------------------------------- ----------------------- ----------------- ---------------- ----------------
Depositary receipt for ordinary share     Unilever N.V.           25,761            28,852.3         0
----------------------------------------- ----------------------- ----------------- ---------------- ----------------
----------------------------------------- ----------------------- ----------------- ---------------- ----------------
Employee / executive option on ordinary   Unilever N.V.           89,972            0
share of nominal value NLG 1.12
----------------------------------------- ----------------------- ----------------- ---------------- ----------------
----------------------------------------- ----------------------- ----------------- ---------------- ----------------
Restricted share rights                   Unilever N.V.           17,048            0                0
----------------------------------------- ----------------------- ----------------- ---------------- ----------------
----------------------------------------- ----------------------- ----------------- ---------------- ----------------
Conditional performance shares            Unilever N.V.           3,000             0                0
----------------------------------------- ----------------------- ----------------- ---------------- ----------------





-------------------------------------------------------------------------------
Notification under the 'regular' Wmz 1996

--------------------------------------------------------------------------------

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)        %        Voting Rights (total)           %
- Direct actual                 %        - Direct actual                 %
- Direct potential              %        - Direct potential              %
- Indirect actual               %        - Indirect actual               %
- Indirect potential            %        - Indirect potential            %

                                Denominator Capital Interest EUR .........
                                Denominator Voting Rights ........(number)

1. Is this the first notification under section 2 of the Wmz 1996:     yes           no

2. Is this the first notification the issuing institution concerned:   yes           no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights are at the disposal of a subsidiary      O
- the Capital interest and/or Voting rights are held by a third party for the account of
  the Person subject to notification duty                                            O
- the Voting rights are pursuant to a voting rights agreement                        O





-------------------------------------------------------------------------------
Part II notification form section 2a Wmz 1996

-------------------------------------------------------------------------------

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)


What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors                         :      X YES     NO
2. Member of the Board of Directors of an affiliated company:        YES   X NO
3. Member of the Supervisory Board                          :        YES   X NO
4. Member of the Supervisory Board of an affiliated company:         YES   X NO

Is the notification made through the Compliance Officer of the
issuing institution:                                               X YES     NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                               Date: 10 November 2005
K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-2174094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com



Signature:_________________
               J.A.A. van der Bijl
               Compliance Officer

--------
(1)You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!